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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2004

                                  -------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

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                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    x           Form 40-F
                          -------                  -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes           No    x
                               ------       -------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------

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                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                  January 2004

                                TABLE OF CONTENTS
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Description                                                                 Page

Press Release, dated January 15, 2004
PSi Technologies Signs Supply Agreement with Philips                           3
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[COMPANY LOGO]


                  PSi TECHNOLOGIES SIGNS SUPPLY AGREEMENT WITH
                                     PHILIPS

HONG KONG, CHINA - January 15, 2004 - PSi TECHNOLOGIES (NASDAQ: PSIT), today announced the signing of a long-term supply agreement with Royal Philips Electronics to provide outsourced power semiconductor assembly and test services through PSi's facility in Chengdu, Sichuan Province, Peoples' Republic of China. The products to be packaged and tested for Philips are bipolar power products ranging from epitaxial diodes, deflection transistors, damper diodes, triacs and thyristors. The end applications for these products are consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets.

As part of the agreement, Philips will progressively transfer its production of bipolar products, currently located in Philips' assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. The transfer will commence in the first quarter of 2004 and extend to 2005.

PSi currently provides assembly and test services to Philips in the Philippines, augmenting Philips' internal capacity to meet market demand for its products and packages.

Philips Semiconductors, one of the world's largest suppliers of power products to the electronics industry, has been a leader in power product development for more than 20 years, bringing process and manufacturing innovations to the market. PSi Technologies is a leading independent provider of assembly and test services to the global power semiconductor market.

"By establishing a manufacturing foothold in Chengdu, China, PSi further aligns itself with our strategy to tap into the immense resources available in the region while ensuring that we seamlessly continue to provide customers with best in class: Price, Quality and Delivery of our Products," said Eric-Paul Schat, Senior Director, Power Management, Philips Semiconductors. "PSi has been a long-term business partner of Philips and we have great confidence in PSi to make this new activity successful."

"Philips is a benchmark for high quality and innovative assembly and test expertise," said Arthur J. Young, Jr., Chairman and CEO of PSi Technologies. "The long-term supply agreement between Philips and PSi is a testament to PSi's ongoing commitment to provide high quality and competitive assembly and test services to global and world-leading power semiconductor manufacturers."

About PSi Technologies Holdings, Inc.
PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi's customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

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For more information, visit the Company's web site at www.psitechnologies.com or
                                                      -----------------------
call:
Edison G. Yap, CFA
PSi Technologies Holdings, Inc.
(63-2) 837-7702; or (63-917) 894-1335
egyap@psitechnologies.com.ph
----------------------------

Jocelyn Hunter (General Information)
Financial Relations Board
(415) 248-3433
jhunter@financialrelationsboard.com
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Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing, and political and social unrest, and the possibility that the enterprise may not produce the anticipated results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                                      # # #


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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: January 16, 2004

                                     PSi TECHNOLOGIES HOLDINGS, INC.



                                     By: /s/ Arthur J. Young, Jr.
                                        ---------------------------------------
                                         Arthur J. Young, Jr.
                                         Chairman and Chief Executive Officer